UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐

Securities Act Rule 802 (Exchange Offer)	☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☒

Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Rio Tinto Limited

(Name of Subject Company)

Not applicable

(Translation of Subject Company’s Name into English (if applicable))

Australia

(Jurisdiction of Subject Company’s Incorporation or Organization)

BHP Billiton Limited

(Name of Person(s) Furnishing Form)

Shares

(Title of Class of Subject Securities)

Not applicable

(CUSIP Number of Class of Securities (if applicable))

Jane McAloon

Group Company Secretary

BHP Billiton Limited

180 Lonsdale Street

Melbourne, Victoria

3000 Australia

+(61) 1300 55 47 57

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

with a copy to:

Peter Allan Atkins

Ronald C. Barusch

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

February 6, 2008

(Date of first public announcement of Exchange Offer)

(Date Tender Offer/Rights Offering Commenced)

This Form CB is being furnished by BHP Billiton Limited, a limited company organized under the laws of Australia (“BHP Billiton Limited”), in connection with its proposal to acquire all of the issued and outstanding share capital of Rio Tinto Limited, a limited company organized under the laws of Australia (“Rio Tinto Limited”), pursuant to an unsolicited exchange offer (the “Rio Tinto Limited Offer”) under the Australian Corporations Act 2001 as modified by the Australian Securities and Investment Commission in relation to Rio Tinto Limited.

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a)	Not applicable.

(b)	Not applicable.

Item 2.	Informational Legends

Each of the Rio Tinto Offer Announcement, the Investor Presentation and the Investor Presentation Script, each as defined below, contains a legend complying with Rule 802(b) under the US Securities Act of 1933, as amended. See the “Information for US Holders of Rio Tinto Limited Shares” and “Information Relating to the Rio Tinto Limited Offer for Rio Tinto Shareholders Located in the US” on page 7 of the Rio Tinto Offer Announcement included as Exhibit II-1(a); “Disclaimer” on page 2 of the Investor Presentation included as Exhibit II-1(b); and “Disclaimer” on page 1 of the Investor Presentation Script included as Exhibit II-1(c).

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	(a) BHP Billiton Offer for Rio Tinto: BHP Billiton Limited Offers for Rio Tinto Plc and Rio Tinto Limited, dated February 6,
2008 (the “Rio Tinto Offer Announcement”), was made publicly available in accordance with the requirements of Rio Tinto Limited’s home jurisdiction and is attached hereto as Exhibit II-1(a).

(b)	The presentation entitled “BHP Billiton Pre-conditional Offer for Rio Tinto”, dated February 6, 2008 (the “Investor Presentation”), was made publicly available in accordance with the requirements of Rio Tinto Limited’s home jurisdiction and is attached hereto as Exhibit II-1(b).

(c)	The script entitled “BHP Billiton Pre-conditional 2.5 Offer for Rio Tinto: CEO Speech”, dated February 6, 2008 (the “Investor Presentation Script”), was made publicly available in accordance with the requirements of Rio Tinto Limited’s home jurisdiction and is attached hereto as Exhibit II-1(c).

(2)	Not applicable.

(3)	Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

(1)	BHP Billiton Limited is filing with the Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form CB.

(2)	Not applicable.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BHP BILLITON LIMITED

By:	/s/ Jane McAloon
Jane McAloon
Group Company Secretary

Dated: February 6, 2008